================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  OWENS CORNING
                        --------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                    690742101
                                 ---------------
                                  (CUSIP Number)

                                 Robert H. Weiss
                                 General Counsel
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 31, 2006
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 2 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Opportunities Partners II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     384,667
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      384,667
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         384,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.373%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 3 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Opportunities Partners (Cayman) II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     137,455
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      137,455
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         137,455
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.133%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 4 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Partners II LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 5 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 6 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 7 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 8 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 9 of 16
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark R. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     522,122
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      522,122
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         522,122
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.506%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 10 of 16
---------------------------                          ---------------------------


INTRODUCTION.
-------------

               This  Schedule  l3D  Statement  (this  "Statement")  is filed on behalf of (i) MatlinPatterson Global Opportunities Partners II L.P. ("Matlin Partners (Delaware)"), a Delaware limited partnership, (ii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. ("Matlin Partners (Cayman)" and, together with Matlin Partners (Delaware), the "Matlin Partners"), a Cayman Islands limited partnership, (iii) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (iv) MatlinPatterson Global Partners II LLC ("Matlin Global Partners"), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (v) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vi) MatlinPatterson LLC ("MatlinPatterson"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) and David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson, are collectively referred to in this Statement as the "Reporting Persons" and each is a "Reporting Person." This purpose of this Statement is to disclose the beneficial ownership of the Reporting Persons in common stock, par value $0.01 per share ("Common Stock") of Owens Corning (formerly Owens Corning (Reorganized) Inc., the "Issuer").

ITEM 1.        SECURITY AND ISSUER

               The name of the issuer is Owens Corning. This Statement relates to the Issuer's common stock, par value $0.01 per share. The principal executive offices of the Issuer are located at One Owens Corning Way, Toledo, Ohio 43659.

ITEM 2.        IDENTITY AND BACKGROUND

               The address of the principal office of each Reporting Person is:

               c/o MatlinPatterson Global Advisers LLC
               520 Madison Avenue
               New York, New York  10022

               (i) Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware. Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands. Each of Matlin Partners (Delaware) and Matlin Partners (Cayman) are in the business of investing in equity and debt securities of companies.

               (ii) Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to Matlin Partners (Delaware) and Matlin Partners (Cayman).

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 11 of 16
---------------------------                          ---------------------------


               (iii) Matlin Global Partners is a limited liability company organized under the laws of Delaware. The principal business of Matlin Global Partners is to serve as General Partner of Matlin Partners (Delaware) and Matlin Partners (Cayman).

               (iv) Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all the membership interests in Matlin Global Partners and Matlin Advisers. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

               (v) MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. MatlinPatterson's principal business is owning Matlin Asset Management.

               (vi) David J. Matlin and Mark R. Patterson are each the holder of 50% of the membership interests in MatlinPatterson. David J. Matlin's principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson's principal occupation is acting as Chairman of Matlin Advisers. Each of David J. Matlin and Mark R. Patterson are citizens of the United States of America.

               (vii) In the past five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Pursuant to the Sixth Amended Joint Plan of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as
Modified)  (the  "Plan"),  which  became  effective  on October 31,  2006,  the
Reporting Persons acquired beneficial ownership of 778,722 shares of Common Stock of the Issuer in consideration of the cancellation of certain debt instruments (and all pre-petition interest thereon)(the "Debt Instruments") which had been acquired by the Reporting Persons through a series of market purchases. The Reporting Persons sold 256,600 shares of Common Stock on October 31, 2006 for aggregate proceeds of approximately $6.9 million. As described below, the remaining 522,122 shares issued to the Reporting Persons pursuant to the Plan (the "Plan Shares") are the only shares of Common Stock of the Issuer that are currently beneficially owned by the Reporting Persons and included in this Statement.

               Separately, on the same date, the Reporting Persons, through PI SPE LLC, a Delaware limited liability company and a wholly-owned subsidiary of Matlin Partners (Delaware), and PI SPE CI LLC, a Delaware limited liability

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 12 of 16
---------------------------                          ---------------------------

company and a wholly-owned subsidiary of Matlin Partners (Cayman) (collectively, the "Private Share Purchasers"), completed transactions with J.P. Morgan Securities Inc. ("JPM") as assignees under a Syndication Agreement, dated as of May 10, 2006 (the "Syndication Agreement") and a Purchase Agreement, dated as of August 31, 2006 (the "Purchase Agreement"). The Syndication Agreement and the Purchase Agreement had been entered into between JPM and various parties including the assignors, and were executed for the purpose of syndicating JPM's obligations to purchase Common Stock from the Issuer under an Equity Commitment Agreement between JPM and the Issuer, dated as of May 10, 2006 (the "Equity Commitment Agreement"). Under the Equity Commitment Agreement, JPM agreed to purchase unsubscribed shares of Common Stock offered to the Issuer's claimholders in a rights offering conducted by the Issuer as a component of the Plan. The transactions between the Private Share Purchasers and JPM covered an aggregate of 9,331,957 shares of Common Stock (the "Private Shares").

               The Private Share Purchasers and the Matlin Partners collectively paid an aggregate of approximately $248.4 million pursuant to the Syndication Agreement and the Purchase Agreement and to acquire the Debt Instruments. The source of funds for the transactions was the general working capital of the Reporting Persons. Together, the Plan Shares and the Private Shares would constitute approximately 9.55% of the outstanding Common Stock of the Issuer.

               Upon the closing of the transactions under the Syndication Agreement and the Purchase Agreement on October 31, 2006, the Private Shares were deposited by the Issuer into two escrow accounts (the "Escrow Accounts") at Investors Bank and Trust Company (the "Escrow Agent") pursuant to Escrow Agreements, dated as of October 31, 2006 (the "Escrow Agreements"). Under the Escrow Agreements, the Private Shares will be released to the Private Share Purchasers upon the expiration or termination of the applicable waiting period that may be required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Condition"). The Reporting Persons currently do not know when or if the HSR Condition will be satisfied. Should the HSR Condition not be satisfied on or prior to January 29, 2007, the Escrow Agent is directed by the Escrow Agreements to sell the Private Shares into the market and pay the net proceeds from the sales to the Private Share Purchasers.

               While the Private Shares are held in the Escrow Accounts pending satisfaction of the HSR Condition, no Reporting Person or Private Share Purchaser will have the right to directly or indirectly vote or dispose of the Private Shares or to receive any dividends or distributions made thereon. Therefore, the Private Shares are not included in this Statement, and the Reporting Persons (as well as the Private Share Purchasers) disclaim beneficial ownership of such Private Shares at this time. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Statement shall not be construed as an admission of beneficial ownership of the Private Shares by the Reporting Persons or the Private Share Purchasers for purposes of Section 13(d) or 13(g) of the Exchange Act.

ITEM 4.        PURPOSE OF TRANSACTION

               The   information   set   forth  in  Item  3  hereof  is  hereby
incorporated by reference into this Item 4.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 13 of 16
---------------------------                          ---------------------------


               The Reporting Persons (through the Private Share Purchasers) intend to acquire the Private Shares upon satisfaction of the HSR Condition. The Reporting Persons also continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Stock of the Issuer will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of Common Stock of the Issuer. At any time, additional Common Stock may be acquired or some or all of the Common Stock of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a) (i) As of the date hereof, (A) Matlin Partners (Delaware), is a direct beneficial owner of 384,667 shares of Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 384,667 shares of Common Stock represent beneficial ownership of approximately 0.373% of the Issuer's issued and outstanding shares of Common Stock. The Issuer disclosed in its Prospectus, dated October 27, 2006, which was filed with the Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on October 30, 2006, that it has approximately 103.2 million shares of Common Stock outstanding following consummation of the Plan.

               (ii) As of the date hereof, (A) Matlin Partners (Cayman), is a direct beneficial owner of 137,455 shares of Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 137,455 shares of Common Stock represent beneficial ownership of approximately 0.133% of the Issuer's issued and outstanding shares of Common Stock.

               (iii) Matlin Global Partners serves as General Partner of each of the Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the aggregate of 522,122 shares owned by the Matlin Partners, which represents beneficial ownership of approximately 0.506% of the Issuer's issued and outstanding shares of Common Stock.

               (iv) Matlin Advisers serves as investment advisor to each of the Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by the Matlin Partners.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 14 of 16
---------------------------                          ---------------------------


               (v) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by the Matlin Partners.

               (vi)   MatlinPatterson  is the  holder of all of the  membership
interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by the Matlin Partners.

               (vii) David J. Matlin and Mark R. Patterson are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of David J. Matlin and Mark R. Patterson and may be deemed to share voting and dispositive power over the shares owned by the Matlin Partners.

        (b) All of the Reporting Persons described in section (a) above share voting and dispositive power over the Plan Shares with all of the other Reporting Persons, except that:

               (i) Matlin Partners (Delaware) does not have voting or dispositive power over the Plan Shares held directly by Matlin Partners (Cayman); and

               (ii)   Matlin   Partners   (Cayman)  does  not  have  voting  or
dispositive power over the Plan Shares held directly by Matlin Partners (Delaware).

       (c) The information set forth in Item 3 hereof is hereby incorporated herein by reference. Except as described in Item 3 hereof, the Reporting Persons have effected no transactions in the Common Stock in the past 60 days.

       (d)     Not applicable.

       (e)     Not applicable.

               The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The   information   set   forth  in  Item  3  hereof  is  hereby
incorporated by reference into this Item 6.

               In order to facilitate the resale of the Private Shares by the Reporting Persons, the Private Share Purchasers agreed to be bound by a Registration Rights Agreement, dated as of July 7, 2006 (the "Registration Rights Agreement"), initially among the Issuer and holders signatory thereto. As the Private Shares are "Registrable Securities" pursuant to the Registration Rights Agreement, resales by the Reporting Persons will be effected pursuant to a shelf registration statement which has been declared effective by the Securities and Exchange Commission.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 15 of 16
---------------------------                          ---------------------------


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       1 Joint Filing Agreement, dated as of November 9, 2006, among the Reporting Persons.

       2 Sixth Amended Joint Plan of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified). (Incorporated herein by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on September 29, 2006)

       3 Registration Rights Agreement, dated as of July 7, 2006, among the Issuer and the holders signatory thereto. (Incorporated herein by reference to Exhibit P-1 to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on September 29, 2006)

       4 Escrow Agreement, dated as of October 31, 2006, by and between PI SPE LLC and Investors Bank and Trust Company, as escrow agent.

       5 Escrow Agreement, dated as of October 31, 2006, by and between PI SPE CI LLC and Investors Bank and Trust Company, as escrow agent.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 16 of 17
---------------------------                          ---------------------------


                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 9, 2006

                                        MATLINPATTERSON LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Member



                                        MATLINPATTERSON ASSET MANAGEMENT LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairmam



                                        MATLINPATTERSON GLOBAL ADVISERS LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairmam



                                        MATLINPATTERSON GLOBAL PARTNERS II LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS II L.P.

                                        By:  MatlinPatterson Global Partners II
                                             LLC, its general partner

                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 17 of 17
---------------------------                          ---------------------------



                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS (Cayman) L.P.

                                        By:  MatlinPatterson Global Partners II
                                             LLC, its general partner


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director



                                        DAVID J. MATLIN


                                        By: /s/ David J. Matlin
                                            -----------------------
                                            Name: David J. Matlin



                                        MARK R. PATTERSON


                                        By:  /s/ Mark R. Patterson
                                             -------------------------
                                             Name: Mark R. Patterson

                                  EXHIBIT INDEX
                                  -------------

       1 Joint Filing Agreement, dated as of November 9, 2006, among the Reporting Persons.

       2 Sixth Amended Joint Plan of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified). (Incorporated herein by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on September 29, 2006)

       3 Registration Rights Agreement, dated as of July 7, 2006, among the Issuer and the holders signatory thereto. (Incorporated herein by reference to Exhibit P-1 to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on September 29, 2006)

       4 Escrow Agreement, dated as of October 31, 2006, by and between PI SPE LLC and Investors Bank and Trust Company, as escrow agent.

       5 Escrow Agreement, dated as of October 31, 2006, by and between PI SPE CI LLC and Investors Bank and Trust Company, as escrow agent.